650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

July 13, 2015

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Stephen Krikorian
Morgan Youngwood
Ji Shin
Matthew Crispino

Re:	SouFun Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed April 28, 2015
File No. 001-34862

Ladies and Gentlemen:

On behalf of SouFun Holdings Limited (the “Company”), we have orally requested that the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) provide the Company with an extension of time to respond to the comments of the Staff contained in the letter dated July 9, 2015 relating to the Company’s annual report on Form 20-F referenced above (the “20-F”).

Pursuant to a telephone discussion with Morgan Youngwood of the Staff on July 10, 2015, I understand that the Staff has granted the Company an extension until August 14, 2015 in order to enable SouFun to respond with more thorough information. SouFun has advised me that it expects to respond to the Comment Letter on or before August 14, 2015.

AUSTIN    BEIJING    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

Re: SouFun Holdings Limited

July 13, 2015

Should the Staff have any additional comments or questions, please contact me at (650) 320-4509.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Julia Reigel

Julia Reigel

cc:	SouFun Holdings Limited

Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.

Barry E. Taylor

Dan Ouyang

Ernst & Young Hua Ming LLP

Eric Li

Kay Deng